April 13, 2012

George J. Zornada
Phone: 617.261-3231
Fax:  617.261.3175
george.zornada@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  John M. Ganley, Esq.

RE:         Salient Midstream & MLP Fund
File Nos.:  333-177913; 811-22626

Dear Mr. Ganley:

We have received the Staff’s comments on the registration statement filed on Form N-2 on November 11, 2011 (the “Registration Statement”) for Salient Midstream & MLP Fund (the “Fund”).  The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated December 9, 2011.  We respectfully submit this response letter on behalf of the Fund, which accompanies Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”).

Pre-Effective Amendment No. 1 addresses the points raised in the Comment Letter, and revises the Registration Statement in terms of style, but does not materially alter the Fund’s investment objective, strategies or risks.  We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised.  It is anticipated that the Fund, after filing its required seed audit financial statements in a second pre-effective amendment filing (which will contain the red herring prospectus) and after the offering is sized in a third pre-effective amendment filing, will seek effectiveness of the Registration Statement, as amended, in May 2012.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration requests.

We have, for the convenience of the Staff, repeated below the comments appearing in the Comment Letter followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

Prospectus

Cover Page

1.
The paragraph captioned “Investment Strategies” states that the Fund will invest at least 80% of its total assets in securities of Midstream Companies and MLPs. The term MLPs, however, is defined in the Glossary (page ii) to include MLP Affiliates, which are structured as C Corporations, not master limited partnerships. Please explain to us why it is appropriate for C Corporations to be treated as MLPs for purposes of the Fund's 80% policy.

Response: The Fund has revised its definition of MLPs and its 80% policy to refer only to MLPs and not include MLP Affiliates.  Therefore, the Fund will meet its 80% policy based on its name through investments in MLPs (not including any MLP Affiliates) and Midstream Companies that own or operate midstream assets including, but not limited to, assets used in transporting, storing, gathering, processing and/or delivering natural gas, natural gas liquids, crude oil or refined products or coal.

2.	Footnote (3) provides that SCA has agreed to pay offering costs “that exceed $[ ] per common share.” Please include in footnote (3) an estimate of the following:

●	the size of the offering in dollars and shares;
●	the total offering costs in dollars and costs per share;
●	the offering costs expected to be paid by SCA in dollars and costs per share; and
●	the offering costs expected to be paid by the Fund in dollars and costs per share.

Response: The requested changes have been made.

3.
The paragraph captioned “Distributions” states that the Fund expects to declare an initial Distribution approximately 45 to 60 days following completion of the offering and to pay an initial Distribution approximately 90 days after the completion of the offering. Disclosure in the next paragraph, captioned “Leverage,” indicates that the Fund does not expect to be substantially invested in accordance with its investment objectives and policies until three to six months after completion of the offering. Please disclose that distributions made before the Fund is substantially invested in accordance with its investment objectives and policies will primarily be returns of capital.

Response: The requested change has been made.  The Fund also notes the Registration Statement has been revised in Pre-Effective Amendment No. 1 to reflect that the Fund expects to be substantially invested in accordance with its investment objective and policies three months after the completion of the offering.

4.
The paragraph captioned “Leverage” states the Fund may use Financial Leverage through the use of bank debt and other forms of borrowings and issuance of senior securities or preferred shares. Please clarify what “other forms of borrowings” the Fund may engage in and what senior securities, other than preferred shares, may be issued.

Response: The Fund has clarified its intentions with regard to Leverage in “Use of Leverage.”  The Fund anticipates that any leverage it incurs will be in the form of bank debt.  In particular, the Fund intends to enter into at least one credit facility in an amount up to 33 1/3% of total assets.  The Fund does not presently anticipate issuance of preferred shares; however, should the investment and/or business climate change and the Fund choose to do so in the future, it anticipates that any preferred shares that it issues would be in the form of mandatory redeemable preferred shares.  Other potential forms of leverage include commercial paper and reverse repos or other forms of preferred stock including puttable preferred stock.  However, currently the Fund does not anticipate it will use such instruments.

5.
The paragraph captioned “Leverage” states that under normal market conditions the Fund will utilize Financial Leverage in an amount that represents approximately 25% of total assets. Please express this amount also as a percentage of net assets. This paragraph also states that the Fund may use Financial Leverage greater than 25% of total assets to the extent permitted by the Investment Company Act of 1940. Please state the limits of Leverage that would be permitted by the Investment Company Act. If the Fund has a current intent to use Financial Leverage during its first year of operations, please state what forms of leverage, and the amount of leverage, the Fund expects to use. If the Fund does not currently intend to use Financial Leverage in its first year of operations, please disclose that intent.

Response: The requested changes have been made.

6.
The paragraph captioned “Option Strategy” states that the Fund expects to write covered calls to enhance current gains. Please also disclose that the use of covered calls would limit the Fund's capital appreciation with respect to securities on which covered calls are written.

Response:  The requested change has been made.

Glossary of Key Terms, page ii

7.
The term “General Partner MLPs” is defined to mean Master Limited Partnerships whose assets consist of interests of an affiliated Master Limited Partnership. Please clarify whether a General Partner MLP's interest will consist entirely of interests of a single affiliated Master Limited Partnership. Please also explain to us the purpose of this structure, including how an investment in a General Partner MLP would differ from a direct investment in the underlying Master Limited Partnership.

Response:  The defined term General Partner MLP has been deleted from the Registration Statement in Pre-Effective Amendment No. 1, as the Fund believes the concept is not relevant to its investments.

8.
We note that you have provided different definitions for the terms “Master Limited Partnerships” and “MLPs”. Inasmuch as MLP is the common abbreviation for Master Limited Partnership, please use “MLPs” to refer only to Master Limited Partnerships.

Response: The requested change has been made. See also Response 1 above.

9.
The term “Midstream Assets” is defined to mean “assets used in energy logistics.” The term “energy logistics” appears to be technical business terminology that is likely to be unfamiliar to the typical investor. Please revise the definition without using technical terminology. See Rule 421(b) under the Securities Act of 1933. This section also states that “Midstream Assets” include assets used in distributing or marketing of certain energy products. On page 36 of the Prospectus, however, marketing and distributing are activities of “Downstream” companies. Please resolve this inconsistency as to whether marketing and distribution are activities of Midstream or Downstream companies.

Response:  The requested changes have been made.  “Midstream Assets” is defined in Pre-Effective Amendment No. 1 as the assets used in transporting, storing, gathering, processing, distributing, marketing, and/or delivering of natural gas, natural gas liquids, crude oil or refined products or coal.  The inconsistency regarding marketing and distribution activities has been resolved.

Options, Covered Calls, Hedging and Other Strategies, page 3

10.
This section states that the Fund may engage in short sales but that the Fund does not intend “to have a net short position that exceeds 30% of our total assets.” Please explain to us how a net short position is determined. Please consider disclosing an example of circumstances in which the Fund has a net short position equal to 30% of total assets. We may have additional comments after reviewing your response.

Response: The Fund has clarified its disclosure with respect to limits on short sales.  The Fund intends to limit short positions to no more than 30% of the total value of the Fund’s portfolio (including leverage).  In light of the revised description, the Fund does not believe an example is warranted.

The Offering – Distributions, page 7

11.
This section indicates that a portion of the Fund's distributions may be returns of capital. Please disclose that while such distributions may not be immediately taxable, they will lower a shareholder's basis in the Fund and may result in higher taxes in the future.

Response:  The requested change has been made.

Fees and Expenses, page 16

12.	Please revise the caption “Leverage costs” to “Interest Payments on Borrowed Funds”. See Item 3.1 of Form N-2.

Response:  The requested change has been made.

13.
Footnote (6) to the fee table indicates the Fund expects to use leverage through Indebtedness. Please confirm that the fee table includes an estimate of the expenses of any leverage the Fund expects to use during its first year of operations, including the issuance of debt and/or preferred shares.

Response:  As a supplemental response, the Fund confirms that the fee table will include an estimate of the expenses of the credit facility, which is the only leverage the Fund currently anticipates using during its first year of operations.

Risk Factors – Derivatives Risk, page 25

14.
This section states that the Fund may purchase and sell various derivative investments. Please advise us whether derivative transactions will be used for meeting the Fund's policy to invest 80% of its total assets in securities of Midstream Companies and MLPs. If so, please explain to us how the Fund will value derivatives to meet its 80% policy. Similarly, please explain to us how the Trust will value derivatives for purposes of calculating total assets, which is the basis for determining the Adviser's fees. Please provide in your response letter an affirmative statement that the Fund will not use notional value of its derivative investments for purposes of its 80% policy or total assets.

Response:  As a supplemental response, the Fund will not use derivative transactions for purposes of meeting the Fund’s policy to invest 80% of its total assets in securities of Midstream Companies and MLPs.  Likewise, the Fund will not use the notional value of its derivative investments for purposes of its 80% policy or total assets.  The Fund will value derivatives at their market price, or if no market price is available, at fair value according to generally accepted accounting principals (“GAAP”) for purposes of calculating total assets as the basis for determining SCA’s fees.

15.	Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund notes that it has assessed the accuracy and completeness of its disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English.  The Fund notes that its disclosure is not standard, generic prospectus disclosure for multiple funds, but has been drafted to reflect the particular nature of the Fund’s investments.  The derivatives disclosure has been tailored to the Fund, and it outlines the strategies for which derivatives will be used to assist the Fund in seeking its investment objective.  In determining the appropriate level of disclosure, the Fund considered the degree of economic exposure the derivatives create in addition to the use of such derivatives.  In particular, the disclosure describes the anticipated use of hedging techniques such as interest rate swaps to mitigate potential interest rate risk.  Additionally, the Registration Statement includes example transactions written in plain English in order to illuminate for an investor how the Fund’s investment strategy will operate.

Description of Midstream Companies, page 36

16.
The first sentence of this section states that “Midstream Companies include companies that (i) derive at least 50% of their revenues or operating income from operating Midstream Assets or (ii) have Midstream Assets that represent a majority of their assets.” (Emphasis added.) If all Midstream Companies must meet one of these two criteria, please change the word “include” in that sentence to “are”. Alternatively, if certain Midstream Companies would not meet one of the two criteria, please provide a definition of Midstream Companies that includes all criteria the Fund uses to determine whether a security is issued by a “Midstream Company.” Please make conforming changes in the Glossary on page ii of the prospectus.

Response:  The definition of Midstream Companies has been revised in Pre-Effective Amendment No. 1 to clarify that all Midstream Companies meet one of two criteria (i.e., the “include” has been changed to “are”) and all conforming changes have been made.

Description of Energy Companies, page 36

17.
This section describes “processing” as an activity of Midstream companies, but “refining” as an activity of Downstream companies. Please explain to us the difference between processing and refining. We may have additional comments after reviewing your response.

Response:  Under principles of avoiding overly technical points, the present terms have been used.  The Fund notes supplementally that processing generally refers to natural gas processing which removes natural gas liquids (NGLs) from the natural gas right after it is gathered.  The gas has to be processed to be put into the long-haul natural gas pipelines.  Refining is related to crude oil and is a downstream activity.

General Comments

18.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

19.
We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

20.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

21.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

22.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

23.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Responses:   The Fund takes note of the Staff’s comments.  The Fund intends to omit certain pricing information (e.g., total number of shares sold, shares sold by each underwriter, proceeds, etc.) from the prospectus in the last pre-effective amendment in reliance on Rule 430A under the Securities Act.  The Fund is not submitting an exemptive application or no-action request in connection with its registration statement.  The Fund will file a third pre-effective amendment, as noted in the introduction to this letter, and in connection therewith make traditional representations and request acceleration.

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Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3231.  You also may contract Trayne Wheeler at (617) 951-9068.

Sincerely,
/s/ George J. Zornada
George J. Zornada